SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                            --------------------

                               AMENDMENT NO. 3

                                     TO

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                             Genzyme Corporation
                              (Name of Issuer)

                                Common Stock
                       (Title of class of securities)

                                 372917 10 4
                               (CUSIP number)

                               Marc L. Berman
                           Swiss Bank Corporation
                           141 West Jackson Blvd.
                           Chicago, Illinois 60604
                               (312) 554-5377
               (Name, address and telephone number of persons
              authorized to receive notices and communications)

                              December 31, 1996
           (Date of event which requires filing of this statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Check the following box if a fee is being paid with the statement
   [  ].

                       (continued on following pages)

                             (Page 1 of 7 Pages)





   CUSIP No. 372917 10 4    13D                       Page 2 of 7 Pages


        1    Name of Reporting Persons
             S.S. or I.R.S. Identification Nos. of Above Persons
                  Swiss Bank Corporation (13-5424347)

        2    Check the Appropriate Box if a Member of a Group  (a) [  ]
                                                               (b) [  ]

        3     SEC Use Only


        4    Source of Funds
                  OO

        5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]

        6    Citizenship or Place of Organization
                            Swiss banking corporation

             Number of Shares Beneficially Owned by each Reporting Person with

        7    Sole Voting Power
                                           0
                                      -----------------
        8     Shared Voting Power
                                        2,256,150
                                      -----------------
        9    Sole Dispositive Power
                                           0
                                      -----------------
        10   Shared Dispositive Power
                                        2,256,150
                                      -----------------
        11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                        2,256,150
                                      -----------------
        12   Check  Box  if the  Aggregate  Amount in  Row  (11) Excludes
   Certain        Shares  [ ]

        13   Percent of Class Represented by Amount in Row (11)
                                       3.14%
                                      -------------
        14   Type of Reporting Person
                  BK






                                SCHEDULE 13D

        ITEM 1.  SECURITY AND ISSUER.

        This Schedule 13D relates to the common stock (the "Common Stock") of Genzyme Corporation, a Massachusetts corporation ("Genzyme"). The address of Genzyme s principal executive offices is One Kendall Square, Cambridge, Massachusetts 02139.

        ITEM 2.  IDENTITY AND BACKGROUND.

        This Schedule 13D is filed by:

             Swiss Bank Corporation ( SBC )
             Aeschemplatz CH-4002
             Basel
             Switzerland

        Only the items and portions of items that have changed materially since the filing by SBC of its original Schedule 13D with respect to the Common Stock are being amended hereby.





   ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        As of December 31, 1996:

        (a) SBC was the beneficial owner of an aggregate of 2,256,150 shares of Common Stock, which constituted 3.14% of the outstanding shares of Common Stock based upon the most recent publicly available information regarding Genzyme.

        (b) SBC had shared power to vote (or to direct the vote) and shared power to dispose (or direct the disposition) of an aggregate of 2,256,150 shares.

        (c) Schedule B describes each of the transactions in Common Stock, and in warrants and options to purchase Common Stock, that (i) were effected since December 9, 1996, and (ii) had the net effect of reducing SBC s beneficial ownership of Common Stock to less than 5.0% of the outstanding shares thereof at December 31, 1996. All transactions in Common Stock occurred on the NASDAQ National Market System, Chicago Stock Exchange, Instinet and/or directly with buying and selling brokers.











                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                 SWISS BANK CORPORATION



   January 10, 1997              By: /s/ Mario Cueni
                                    ---------------------------------


                                 Its: Legal Advisor
                                     ---------------------------------

                                 By: /s/ Roberto Battegay
                                     ----------------------------------

                                 Its: Legal Advisor
                                     ---------------------------------



































                                 SCHEDULE B
                                 ----------
                       COMMON STOCK PURCHASED AND SOLD
                           SINCE DECEMBER 9, 1996

           Transaction     Trade Date    Shares       Unit Price

           SL                12/09/96    25,000           25.375

           SL                12/09/96    25,000           25.375
           BY                12/10/96    33,000            25.75
           BY                12/11/96       800            24.75
           SL                12/13/96     1,700            24.00
           BY                12/13/96       300            24.00

           BY                12/16/96    16,200            24.00
           BY                12/16/96     1,700            23.50
           BY                12/16/96     1,700            23.50
           BY                12/16/96     1,700            23.50
           BY                12/16/96     1,900            23.50

           SL                12/18/96     7,000            23.50
           SL                12/19/96       400            24.50
           SL                12/19/96       300            24.50
           BY                12/19/96     5,000            24.75
           BY                12/19/96     5,100            24.75

           BY                12/19/96     5,000            24.75
           BY                12/19/96     4,900            24.75
           SL                12/19/96       300            24.50
           BY                12/20/96       700           25.375
           SL                12/20/96     3,900           25.375

           BY                12/20/96     6,500            25.50
           BY                12/20/96     4,900            25.50
           BY                12/20/96     4,800            25.50
           BY                12/20/96     4,900            25.50
           BY                12/20/96     4,800            25.50

           SL                12/20/96    36,200            25.25
           BY                12/20/96    20,000            25.25
           SL                12/23/96       700            23.00
           BY                12/27/96    11,500           22.375
           BY                12/31/96     2,200            22.00













                   WARRANTS PURCHASED, SOLD AND EXERCISED
                           SINCE DECEMBER 9, 1996

           Transaction     Trade Date     Shares      Unit Price

           BY                12/10/96        300           13.75

           BY                12/10/96        500         14.5625
           BY                12/10/96     10,000           14.25

           BY                12/11/96        500         12.3125

           BY                12/12/96      1,100           12.50

           BY                12/18/96      2,000           11.00
           BY                12/18/96      3,000           11.50

           BY                12/18/96      2,000          11.625

           BY                12/19/96      1,000           11.75

           BY                12/19/96      3,000           12.00
           SL                12/19/96      2,000           12.00

           BY                12/19/96      1,500          12.125

           BY                12/19/96      2,000           12.25

           BY                12/19/96      2,400           12.00
           SL                12/30/96      1,000            6.00

           EXE*              12/31/96  1,186,160           6.695
   --------------
   * Indicates the exercise of a warrant to purchase 1,186,160 shares at an exercise price of $6.695 per share, which was then offset against a short stock position.






















                  OPTIONS TO PURCHASE COMMON STOCK EXPIRING
                           SINCE DECEMBER 9, 1996

    Transaction     Trade Date      Options          Unit Price

    EXP*                12/21/96      1,000               --

   -------------
   * Indicates the expiration of 1,000 unexercised options to purchase Common Stock.




   BY:       Purchase
   SL:       Sale
   SI:       Transfer from Client
   SP:       Received in Stock Split
   EXE:      Exercise of a Right to Purchase
   EXP:      Expiration of a Right to Purchase
































